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    SECURITIES AND EXCHANGE COMMISSION       --------------------------------
          WASHINGTON, D.C. 20549              OMB Number:  3235-0145
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                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                           Whitehall Jewellers, Inc.
                          -------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
                        -------------------------------
                         (Title of Class of Securities)

                                    965063100
                        -------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 28, 2005
                        -------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.      965063100                          PAGE 2 OF 9 PAGES
--------------------------------                  -----------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                 [  ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------- ---------- --------- ----------------------------------------------
                         7        SOLE VOTING POWER
                                  0
                      ----------  ---------------------------------------------
 NUMBER OF               8        SHARED VOTING POWER

  SHARES                          70,115,161 shares (including 2,094,346 shares
                                  issuable upon exercise of warrants and
BENEFICIALLY                      68,020,815 shares upon conversion of notes and
                                  payable as shares of interest under the notes)
 OWNED BY                         (see Item 5 of Schedule 13D)
                      ---------   ---------------------------------------------
   EACH                  9        SOLE DISPOSITIVE POWER
                                  0
 REPORTING            --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                70,115,161 shares (including 2,094,346 shares
                                issuable upon exercise of warrants and
                                68,020,815 shares upon conversion of notes and
                                payable as shares of interest under the notes)
                                (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            70,115,161 shares (including 2,094,346 shares issuable upon exercise of warrants and 68,020,815 shares upon conversion of notes and payable as shares of interest under the notes) (see Item 5 of
            Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                            [  ]
----------- --------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 65.25% (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.      965063100                          PAGE 3 OF 9 PAGES
----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            PWJ Lending LLC               I.R.S. ID:  02-0751960
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [X]
                                                           (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                  [  ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------- -------------------------------------------------------------------
                         7       SOLE VOTING POWER
  NUMBER OF                      0
                       --------- -----------------------------------------------
   SHARES                8       SHARED VOTING POWER

 BENEFICIALLY                    2,094,346 shares issuable upon exercise of
                                 warrants (see Item 5 of Schedule 13D)
  OWNED BY             --------- -----------------------------------------------
                         9       SOLE DISPOSITIVE POWER
    EACH                         0
                       --------- -----------------------------------------------
  REPORTING              10      SHARED DISPOSITIVE POWER

 PERSON WITH                     2,094,346 shares issuable upon exercise of
                                 warrants (see Item 5 of Schedule 13D)

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            2,094,346 shares issuable upon exercise of warrants (see Item 5 of
            Schedule 13D)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.95% (assuming issuance of the notes and 14.99% otherwise)
            (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            OO
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.      965063100                          PAGE 4 OF 9 PAGES
----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            PWJ Funding LLC               I.R.S. ID:  61-149-4137
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                              [  ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------- ------------------- -----------------------------------------------
                         7       SOLE VOTING POWER
                                 0
  NUMBER OF            --------- -----------------------------------------------
                         8       SHARED VOTING POWER
   SHARES
                                 68,020,815 shares issuable upon conversion of
 BENEFICIALLY                    notes and payable as shares of interest under
                                 the notes (see Item 5 of Schedule 13D)
  OWNED BY             --------- -----------------------------------------------
                         9       SOLE DISPOSITIVE POWER
    EACH                         0
                       --------- -----------------------------------------------
  REPORTING              10      SHARED DISPOSITIVE POWER

 PERSON WITH                     68,020,815 shares issuable upon conversion of
                                 notes and payable as shares of interest under
                                 the notes (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                [  ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            63.3% (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            OO
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.      965063100                          PAGE 5 OF 9 PAGES
----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Michael Zimmerman
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         [  ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
                                0
                      --------- -----------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
                                70,115,161 shares (including 2,094,346 shares
   SHARES                       issuable upon exercise of warrants and
                                68,020,815 shares upon conversion of notes and
 BENEFICIALLY                   payable as shares of interest under the notes)
                                (see Item 5 of Schedule 13D)
  OWNED BY            --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER
    EACH                        0
                      --------- -----------------------------------------------
  REPORTING             10      SHARED DISPOSITIVE POWER

 PERSON WITH                    70,115,161 shares (including 2,094,346 shares
                                issuable upon exercise of warrants and
                                68,020,815 shares upon conversion of notes and
                                payable as shares of interest under the notes)
                                (see Item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            70,115,161 shares (including 2,094,346 shares issuable upon exercise of warrants and 68,020,815 shares upon conversion of notes and payable as shares of interest under the notes) (see Item 5 of
            Schedule 13D)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                         [  ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            65.25% (See item 5 of Schedule 13D)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- -------------------------------------------------------------------

          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO.1") amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D"). This Amendment No. 1 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "SHARES") of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 1. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 1. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 1.

ITEM 2      IDENTITY AND BACKGROUND

          Item 2 is hereby amended and supplemented to add the following:

          Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. On October 27, 2004, The Reporting Persons became aware of a proposal delivered by Newcastle Partners, L.P. ("NEWCASTLE") to the Company regarding an acquisition of the Company through a tender offer/merger that would be in lieu of the convertible note financing transaction proposed by the Reporting Persons and Holtzman Opportunity Fund, L.P. ("HOLTZMAN"). By virtue of the communication with the Company by representatives of Holtzman in response to the proposal made by Newcastle, the Reporting Persons may be deemed to be a "group" with Holtzman for purposes of the Act. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by Holtzman (including but not limited to accounts or entities under its control or under common control with Holtzman) or any other person or entity other than the various funds and accounts under the Reporting Persons' management and control.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A   Joint Filing Agreement dated October 12, 2005, (previously filed with Schedule 13D on October 13, 2005.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/Michael Weiss
     -------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:  /s/Michael Weiss
     -------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC




By:  /s/Jonathan Duskin
     -------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director


MICHAEL ZIMMERMAN



/s/Michael Zimmerman
-----------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

1.       Exhibit A   Joint Filing Agreement dated October 12, 2005, (previously filed with Schedule 13D on October 13, 2005).